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                                                                   Exhibit 99(a)

NEWS RELEASE                                          CLEVELAND-CLIFFS INC
                                                      1100 Superior Avenue
                                                      Cleveland, Ohio 44114-2589

--------------------------------------------------------------------------------
                            CLEVELAND-CLIFFS REPORTS
                           FIRST QUARTER 2000 RESULTS


         Cleveland, OH - April 19, 2000 - Cleveland-Cliffs Inc (NYSE:CLF) today reported a net loss of $3.5 million, or $.32 per diluted share, for the first quarter of 2000. In the first quarter of 1999, Cliffs recorded net income of $2.7 million, or $.24 per diluted share, which included favorable pre-tax adjustments of $4.3 million that mainly related to refunds of prior years' state taxes. The decrease in first quarter 2000 results also reflected a lower margin on iron ore pellet sales, an increase in the equity loss from Cliffs and Associates Limited (CAL), and higher interest expense.

         John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "First quarter results are historically not representative of annual results due to limited shipments of iron ore pellets on the Great Lakes during the winter months. We expect full year 2000 earnings to exceed significantly 1999 earnings, due to higher sales and production volumes and continued cost reduction."

         Pellet sales in the first quarter of 2000 increased to .7 million tons from .3 million tons in 1999, largely due to rail shipments in 2000. There were no rail shipments in the first quarter of 1999. The average price realization declined in 2000 due to the mix of sales under various contracts, while operating costs were higher in 2000 primarily due to a train derailment on the railroad which serves Wabush Mine, a temporary outage of the Empire Mine primary crushers and higher energy costs.

         The $3.2 million equity loss from CAL in the first quarter of 2000 reflects the continuation of start-up difficulties at the hot briquetted iron
(HBI) plant in Trinidad. In the first quarter of 1999, the CAL facility was in construction. Interest expense increased in 2000 since interest was being capitalized in the first quarter of 1999 during construction of the HBI plant.

IRON ORE
--------
         Iron ore pellet production at Cliffs-managed mines increased to 9.8 million tons in the first quarter of 2000 from 9.6 million tons in 1999. Lower production at the Empire Mine was more than offset by modest increases at four other mines. Cliffs' share of first quarter production was 2.8 million tons, unchanged from 1999. Following is a summary of production tonnage for the first quarter of 2000 and 1999:

                                                                   (Tons in Millions)
                                    ----------------------------------------------------------------------------------
                                              First Quarter 2000                          First Quarter 1999
                                    ---------------------------------------      -------------------------------------
                                         Total              Cliffs' Share             Total            Cliffs' Share
                                    -----------------      ----------------      ----------------      ---------------
Empire                                     1.8                     .4                   2.1                    .5
Hibbing                                    2.0                     .3                   1.9                    .3
LTV Steel Mining                           1.8                    -                     1.7                   -
Northshore                                 1.1                    1.1                   1.1                   1.1
Tilden                                     1.7                     .7                   1.6                    .6
Wabush                                     1.4                     .3                   1.2                    .3
                                    -----------------      ----------------      ----------------      ---------------

Total                                      9.8                    2.8                   9.6                   2.8
                                    =================      ================      ================      ===============

         While production plans are subject to change as the year progresses, the six mines are currently scheduled to produce a record 42.0 million tons for the full year 2000, a 5.8 million ton increase from 1999. The Empire Mine is taking actions to maximize production over the remainder of the year to recover its production shortfall in the first quarter. Cliffs' share of scheduled production for the full year is 11.8 million tons, up from 8.8 million tons in 1999.

         Thomas J. O'Neil, Cliffs' President and Chief Operating Officer, said, "All the mines continue to make good progress on cost-reduction objectives. The rapid rise in energy prices has pushed energy costs up significantly, increasing the challenge to achieve overall cost-reduction goals. In the first quarter, Cliffs activated an auction segment on the Company's internet site to use e-commerce technology in



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purchasing activities. A reverse auction to purchase light trucks for all U.S.
mines was successfully completed in March. The auction capability allows a more efficient interface with potential suppliers and lowers purchasing expenses."

FERROUS METALLICS
-----------------

         Commissioning and start-up activities at the CAL plant in Trinidad and Tobago are ongoing. The plant has demonstrated the capability to produce significant quantities of highly metalized direct reduced iron (DRI) that meet targeted quality specifications, but mechanical and material handling problems have precluded production of commercial grade briquettes. CAL is evaluating a temporary suspension of start-up activities in order to make modifications and enhancements mainly to improve material flow through the discharge system to obtain consistent feed of hot DRI to the briquetting machines. If the modification work is undertaken, it would require capital expenditures estimated to be about $10 million. Cliffs' share of the estimated expenditures would be about $5 million. The long-term prospects for ferrous metallics products, including CIRCALTM briquettes, continue to be favorable and Cliffs is committed to the commercial success of CAL.

OUTLOOK
-------

         Brinzo said, "Iron ore industry fundamentals around the globe have improved markedly in 2000, and the major international iron ore producers are reported to be sold out for 2000. As a result of the improved supply/demand balance, international prices for iron ore pellets have risen between 6 and 7 percent. Despite higher prices on most contract sales, our average price realization is expected to be about the same as 1999, reflecting the mix of contracts. While we are not sold out yet, we expect to sell more than 11 million tons of pellets."
                                                       * * *
         Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage six iron ore mines in North America and hold equity interests in five of the mines. Cliffs has a major iron ore reserve position in the United States, is a substantial iron ore merchant, and is beginning production of hot briquetted iron at a joint venture plant in Trinidad and Tobago.

         This press release contains a number of predictive statements about future events. These statements are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's 1999 Annual Report and report on Form 10-K filed with the Securities and Exchange Commission, available publicly on Cliffs' web site.

Contacts
--------


Media:  David L. Gardner, (216) 694-5407

Financial Community: Fred B. Rice, (800) 214-0739 or (216) 694-5459

To obtain faxed copies of Cleveland-Cliffs Inc news releases dial (800)
778-3888.

News releases and other information on the Company are available on the Internet at
http://www.cleveland-cliffs.com
-------------------------------

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                              CLEVELAND-CLIFFS INC

                        STATEMENT OF CONSOLIDATED INCOME


                                                          Three Months
                                                         Ended March 31,
                                                      --------------------
(In Millions Except Per Share Amounts)                  2000        1999
--------------------------------------                --------    --------

REVENUES
     Product sales and services                       $   23.8    $   13.6
     Royalties and management fees                         9.2         9.2
                                                      --------    --------
            Total Operating Revenues                      33.0        22.8
     Interest income                                       1.3         1.4
     Other income                                          1.0          .7
                                                      --------    --------
                                     TOTAL REVENUES       35.3        24.9

COSTS AND EXPENSES
     Cost of goods sold and operating expenses            29.8        12.9
     Administrative, selling and general expenses          3.4         3.7
     Equity loss in Cliffs and Associates Limited          3.2         1.1
     Interest expense                                      1.2
     Other expenses                                        2.4         3.5
                                                      --------    --------
                           TOTAL COSTS AND EXPENSES       40.0        21.2
                                                      --------    --------

INCOME (LOSS) BEFORE INCOME TAXES                         (4.7)        3.7

INCOME TAXES (CREDITS)                                    (1.2)        1.0
                                                      --------    --------

NET INCOME (LOSS)                                     $   (3.5)   $    2.7
                                                      ========    ========

NET INCOME (LOSS) PER COMMON SHARE
     Basic                                            $   (.32)   $    .24
     Diluted                                          $   (.32)   $    .24

AVERAGE NUMBER OF SHARES
     Basic                                                10.7        11.2
     Diluted                                              10.7        11.2

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                              CLEVELAND-CLIFFS INC

                      STATEMENT OF CONSOLIDATED CASH FLOWS


                                                                        Three Months
                                                                       Ended March 31,
                                                                    --------------------
(In Millions, Brackets Indicate Decrease in Cash)                     2000        1999
-------------------------------------------------                   --------    --------

OPERATING ACTIVITIES
     Net income (loss)                                              $   (3.5)   $    2.7
     Depreciation and amortization:
         Consolidated                                                    3.1         2.1
         Share of associated companies                                   3.2         3.3
     Equity loss in Cliffs and Associates Limited                        3.2         1.1
     Other                                                               (.9)       (3.5)
                                                                    --------    --------
         Total before changes in operating assets and liabilities        5.1         5.7
     Changes in operating assets and liabilities                       (27.9)      (56.1)
                                                                    --------    --------
            Net cash used by operating activities                      (22.8)      (50.4)

INVESTING ACTIVITIES
     Purchase of property, plant and equipment:
         Consolidated                                                    (.8)       (5.5)
         Share of associated companies                                   (.6)        (.3)
     Investment and advances in Cliffs and Associates Limited           (4.1)       (3.0)
                                                                    --------    --------
            Net cash used by investing activities                       (5.5)       (8.8)

FINANCING ACTIVITIES
     Dividends                                                          (4.0)       (4.2)
                                                                    --------    --------
            Net cash used by financing activities                       (4.0)       (4.2)
                                                                    --------    --------

DECREASE IN CASH AND CASH EQUIVALENTS                               $  (32.3)   $  (63.4)
                                                                    ========    ========

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                              CLEVELAND-CLIFFS INC

                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION


                                                                   (In Millions)
                                                          ------------------------------
                                                           Mar. 31    Dec. 31   Mar. 31
                                                            2000       1999       1999
                                                          --------   --------   --------
                       ASSETS
                       ------

CURRENT ASSETS
      Cash and cash equivalents                           $   35.3   $   67.6   $   66.9
      Accounts receivable - net                               37.7       82.6       21.3
      Inventories                                            117.7       52.6      141.6
      Other                                                   16.4       14.3       12.5
                                                          --------   --------   --------
                                   TOTAL CURRENT ASSETS      207.1      217.1      242.3

PROPERTIES - NET                                             151.6      153.9      153.4

INVESTMENTS IN ASSOCIATED COMPANIES                          230.0      233.4      235.3

OTHER ASSETS                                                  74.6       75.3       76.5
                                                          --------   --------   --------

                                           TOTAL ASSETS   $  663.3   $  679.7   $  707.5
                                                          ========   ========   ========


     LIABILITIES AND SHAREHOLDERS' EQUITY
     ------------------------------------

CURRENT LIABILITIES                                       $   65.6   $   73.7   $   70.7

LONG-TERM DEBT                                                70.0       70.0       70.0

POSTEMPLOYMENT BENEFIT LIABILITIES                            67.5       68.1       68.2

OTHER LIABILITIES                                             60.5       60.6       63.4

SHAREHOLDERS' EQUITY                                         399.7      407.3      435.2
                                                          --------   --------   --------

             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $  663.3   $  679.7   $  707.5
                                                          ========   ========   ========


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UNAUDITED FINANCIAL STATEMENTS

      In management's opinion, the unaudited financial statements present fairly the company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.

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